盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-311[redacted]
www.sidley[redacted]
F[redacted]

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

04036344

Our Ref: 22277-00002

August 12, 2004

SEC MAIL PROCESSING
RECEIVED
AUG 16 2004
WASH. D.C. 185 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release regarding a jackup rig purchase contract which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

August 12, 2004

The attached press release for China Oilfield Services Limited was published in accordance with the Listing Rules of the Stock Exchange of Hong Kong Limited.

File No.: 82-34696

[For Immediate Release]

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

China Oilfield Services Limited and KS Tech Signed Contract to Purchase a Second-hand Jackup Rig

[July 29th, 2004 - Hong Kong] -China Oilfield Services Limited ('COSL' or the 'Company'; Stock code: 2883), the leading provider of oilfield services in the offshore China market, announces that it has signed a contract with the Singapore KS Tech Ltd ("KS Tech") to purchase a second-hand jackup rig. The contract amounts to US$33 million, which includes procurement cost, towing fee, recovering function fee, tax expense and other related expense.

Previously known as "Kuril", the second-hand jackup rig will be renamed as "COSL 931". The 479 feet long "COSL 931", established in 1995, can drill a maximum of 21,666 feet in depth. At the end of July 2004, the rig will be transported from United Arab Emirates to Haikou, Hainan to resume the repairing of its drilling functions in mid August. "COSL 931" will commence drilling services in Northern Bay of South China Sea by October of 2004.

Mr. Yuan Guangyu, CEO of the Company, stated during today's signing ceremony, "Exploration and development activities in China continued to demonstrate its robust momentum, which bring forth numerous opportunities for oilfield services. The purchasing of the second-hand jackup rig, which is critical in enhancing the Group's capability and operation capacity, is considered as a part of the Group's capital investment in recent years. Once the jackup rig commences operation, it is poised to improve the Group's operational efficiency and technical competency, in order to provide more comprehensive and quality services and to maximize returns for our shareholders."

- End -

Company Information

China Oilfield Services Limited ("COSL") is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services.

KS Tech, established in 1974, is a leading one-stop supply and services center to the oil and gas, marine, mining and petrochemical industries in China and Southeast Asia. KS Tech is listed on the SGX Mainboard.

For further information, please call :

Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/Katie Tsui
Tel:: 2136 6182/ 2136 6176/ 2136 6955
Fax:: 2136 6068
Email: katietsui@iprasia.com.hk